UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-256373), Form F-3 (Registration Number 333-256714), and Form F-3 (Registration Number 333- 254818), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Scienjoy Holding Corporation (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Friedman LLP (“Former Auditor”) effective April 19, 2022 and that the Company has appointed OneStop Assurance PAC (the “Successor Auditor”) as successor auditor of the Company effective April 19, 2022 and for the fiscal year ended December 31, 2021.

In connection therewith, the Company provides that:

1. The dismissal of Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s audit committee and board of directors.

2. The audit report of Former Auditor on the financial statements of the Company as of and for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

3. There were no disagreements with Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of Former Auditor’s engagement up to the date of dismissal which disagreements that, if not resolved to Former Auditor’s satisfaction, would have caused Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred within the two fiscal years of the Company ended December 31, 2020 and 2019 and subsequently up to the date of dismissal.

The Company provided Former Auditor with a copy of this Form 6-K and requested that Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Former Auditor’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2021 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: April 19, 2022	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Friedman LLP, dated April 19, 2022.

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